Mayer Brown LLP

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www.mayerbrown.com

July 30, 2013

Mr. Robert Errett

Special Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Master Owner Trust Receivables
Form 10-K/A for Fiscal Year Ended March 31, 2013

Filed July 2, 2013

File No. 333-105666-01

Dear Mr. Errett:

On behalf of Nissan Wholesale Receivables Corporation II, in its capacity as depositor (the “Depositor”) for Nissan Master Owner Trust Receivables (the “Issuer”) and in response to the letter (the “Comment Letter”) dated July 18, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) to Nissan Motor Acceptance Corporation, as servicer, we are submitting this response letter.

The Depositor’s response to the Comment Letter is set forth below. For ease of reference, the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity depositor for the Issuer and as the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Exhibit 31 to Form 10-K

1.	Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and your first paragraph includes the word “annual”. Please confirm that in future filings your certification will conform to the specific form and content provided in Item 601(b)(31)(ii).

Response:

We hereby confirm that in future filings the certification will conform to the specific form and content provided in Item 601(b)(31)(ii).

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Robert Errett

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776 or the Depositor’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc: Mark Kaczynski